Exhibit 23.1

Consent of Independent Registered Public Accounting Firm

The Board of Directors

Neuronetics, Inc.:

We consent to the incorporation by reference in the registration statements (Nos. 333-226343 and 333-252233) on Form S-8 and in the registration statement (No. 333-233047) on Form S-3 of Neuronetics, Inc. of our report dated March 2, 2021, with respect to the balance sheets of Neuronetics, Inc. as of December 31, 2020 and 2019, and the related statements of operations, changes in convertible preferred stock and stockholders’ equity (deficit), and cash flows for each of the years in the three-year period ended December 31, 2020, and the related notes, which report appears in the December 31, 2020 annual report on Form 10-K of Neuronetics, Inc.  Our report refers to a change in the accounting for revenue and leases in the year ended December 31, 2019.

/s/ KPMG LLP

Philadelphia, Pennsylvania

March 2, 2021